

November 22, 2010

John Lund, President
Chief Executive Officer
Safer Shot, Inc.
1658 East5600 South
Salt Lake City, UT 84121

> **Re:** **Safer Shot, Inc.**
> **Form 10-K FYE September 30, 2009**
> **Filed January 15, 2010 and amended January 27, 2010;**
> **Form 10-Q for quarter ended December 31, 2009;**
> **Form 10-Q for quarter ended March 31, 2010;**
> **Form 10-Q for quarter ended June 30, 2010**
> **File No. 0-28769**

Dear Mr. Lund:

We issued oral comments to you on the above captioned filings on October 22, 2010 in connection with written comments issued to you on September 2, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 3, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 3, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brian McAllister at 202-551-3341 if you have any questions.

Sincerely,

John Reynolds
Assistant Director